

805 King Farm Blvd.
Rockville, MD 20850 / USA

Nasdaq.com

By Electronic Delivery to: *ddonohoe@donohoeadvisory.com; robert.matlin@klgates.com; ceo@6dglobal.com; han.dang@6dglobal.com*

November 20, 2015

David A. Donohoe, Jr.
Donohoe Advisory Associates LLC
9901 Belward Campus Drive
Suite 175
Rockville, MD 20850

Re: 6D Global Technologies, Inc. (the "Company") – Staff Delisting Determination
        Nasdaq Symbol: SIXD

Dear Mr. Matlin:

Staff has determined to delist the Company's securities pursuant to Nasdaq's discretionary authority under Listing Rule 5101.[1] Staff's determination is based principally on evidence that Benjamin Wey (also known as Benjamin Wei) and/or his affiliates exert significant influence over the Company and that Wey and/or his affiliates orchestrated a scheme to enable the Company to list its securities on Nasdaq by artificially inflating the Company's shareholder count and stock price. As detailed in this letter, Wey has been charged by the U.S. Attorney's Office with conspiracy to commit securities fraud, wire fraud, money laundering and failure to disclose ownership in certain entities.[2] Wey and William Uchimoto, an attorney who represented the Company in its listing on Nasdaq, have also been charged by the Securities and Exchange Commission with violations of several sections of the Exchange Act.[3] Among other things, Wey and his affiliates are alleged to have facilitated a scheme whereby they acquired undisclosed ownership of the stock of certain publicly traded companies, then manipulated the market for those securities to secure a profit for Wey. According to the U.S. Attorney and the SEC, Cleantech Innovations, Inc. ("Cleantech"), which is a predecessor entity to the Company, is one of the companies for which Wey and his affiliates utilized this scheme.[4]

---

[1] Listing Rule 5101 states, in part, that "Nasdaq, therefore, in addition to applying the enumerated criteria set forth in the Rule 5000 Series, has broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq."

[2] U.S. v. Benjamin Wey and Seref Dogan Erbek, 15 Crim. 611 (2015)("Wey Indictment").

[3] SEC v. Wey, et al., Civil Action No. 15-cv-15-7116 (ECF) (S.D.N.Y.).

[4] See Wey Indictment n. 2, supra.

Against this backdrop, and given Wey's active involvement with the Company, as detailed in this letter, Staff has determined to delist the Company's securities.

Background

The Company, which provides digital business solutions, listed on Nasdaq in December 2014 after it merged with Cleantech. Cleantech was originally listed on Nasdaq in December 2010, but was delisted shortly thereafter for failing to provide information requested by Staff, including in response to questions related to a private placement arranged by Wey. Staff's determination to delist Cleantech was upheld by a Nasdaq Hearings Panel and the Nasdaq Listing and Hearings Review Council. Ultimately, the Company appealed the decision to the SEC. In July 2013, the SEC remanded the delisting determination to Nasdaq on procedural grounds.[5]

At that time, Cleantech did not meet several applicable listing standards. Thus, in accordance with the SEC's decision, and with the agreement of Cleantech's counsel, Cleantech's listing was reinstated, but its stock remained suspended from trading on Nasdaq to allow trading to continue on the over-the-counter market. As part of its efforts to regain compliance, Cleantech informed Staff in early May 2014 that it intended to search for a suitable merger candidate in an attempt to create an entity able to meet and maintain compliance with the applicable listing standards.

On June 17, 2014, Cleantech filed a Form 8-K with the SEC disclosing that it was divesting its prior business and merging with Initial Koncepts, Inc. d/b/a Six Dimensions. As a result of the merger and related transactions, entities associated with Wey gained control over approximately 45% of the Company's common stock.[6] Pursuant to Nasdaq Rule 5110(a), the post-merger entity was required to meet Nasdaq's initial listing requirements.

Over the course of several weeks, Nasdaq sought information to confirm the Company's compliance with the initial listing requirements. In that regard, Staff reviewed the Company's private placement, which was designed to meet Nasdaq's initial listing standard for stockholders' equity, monitored the price of its stock upon completion of a reverse stock split for compliance with the initial listing requirement for bid price, and reviewed its shareholder lists for compliance with the 300 round lot shareholder requirement for initial listing. On December 12, 2014, after providing documents indicating that it met the initial listing standards for the Nasdaq Capital Market, the Company began trading on Nasdaq.

On September 10, 2015, the U.S. Attorney's Office for the Southern District of New York announced a Grand Jury Indictment against Wey and his Switzerland-based banker, Seref Dogan

---

[5] In the Matter of Cleantech Innovations, Inc., Securities Exchange Act Release No. 69968 (July 11, 2013).

[6] In connection with the merger, Cleantech converted all of its indebtedness to NYGG (Asia) Ltd., approximately $16,000,000, into 35,149,883 shares of the Company's common stock. NYGG (Asia) is an affiliate of New York Global Group ("NYGG") and Wey is CEO of NYGG.

Erbek ("Erbek"), charging them with conspiracy, securities fraud, wire fraud, and other crimes. The Indictment alleges that Wey and Erbek orchestrated a scheme to obtain and conceal Wey's beneficial ownership interest in publicly traded companies through reverse merger transactions between Chinese companies and shell companies traded in the U.S., and then to illegally profit by manipulating the companies' stock prices.

The SEC separately announced charges against Wey and his firm, NYGG, along with his wife Michaela Wey, his banker Erbek, and two attorneys who represented the associated companies in their listing on Nasdaq, Robert Newman and William Uchimoto. The SEC's civil charges broadly track the U.S. Attorney's Office's criminal charges, alleging that Wey and NYGG secretly obtained undisclosed ownership interests in newly listed reverse merger companies, dividing the share ownership among a vast network of foreign accounts and manipulating the market price and demand for these companies' shares to make it appear that they satisfied Nasdaq's listing requirements. The SEC's complaint also alleges violations, or the aiding and abetting of violations, of the antifraud provisions and the disclosure and reporting provisions of the federal securities laws.

Trading in the Company's common stock was halted on September 10, 2015, based on concerns raised by these serious allegations, and the halt remains in place today.[7]

On September 28, 2015, Discover Growth Fund ("Discover"), an investor in the Company, filed a lawsuit against the Company, its officer and directors, Wey, his wife, and Erbek.[8] The complaint alleged that the Company obtained a $10 million investment from Discover on fraudulent pretenses, in violation of U.S. securities laws and common law and sought an order attaching $10 million in the Company's possession. The motion for attachment was denied pending discovery among the parties.

Findings and Analysis

  Wey's Influence over the Company

The Company has asserted that Wey is merely an unpaid consultant to the Company, and that he advised it "in connection with three potential acquisition transactions and one financing transaction."[9] However, based on the submissions made by the Company to Staff, Wey's role in the Company goes much deeper. In a voluminous set of emails provided to Staff by the Company, Wey is copied on a myriad of topics, ranging from discussions regarding financings to strategic planning to policies regarding the removal of restrictive legends from the Company's common stock. The emails also show that Wey introduced the Company to several potential

---

[7] The Company's stock last traded at $2.90 per share.
[8] Discover Growth Fund v. 6D Global Technologies, Inc., Civil Action No. 15-CV-7618 (PKC) (S.D.N.Y.) ("Discover Complaint").
[9] See Letter from the Company to Staff dated September 14, 2015.

business partners and financiers. Wey is involved in the details of the Company's affairs, including negotiating legal fees, is given a preview of the Company's new logo design, and he is notified when third parties attempt to exercise warrants to purchase the Company's common stock. In an email sent within days of the Company's listing on Nasdaq, Wey advises the Company's Chief Executive Officer, Tejune Kang, on the makeup of the Company's shareholder base and encourages him to tout the stock to "all of your network." Staff also notes that Michaela Wey was copied on emails from the Company's attorneys, yet the Company claims it has no knowledge of why she would be copied in these matters.

Kang and Wey had planned to travel together to China and South Korea in April of this year, but just a few days before the trip Wey was replaced by an employee of the Company. The two did visit Discover's offices together in August 2015 – a visit that is summarized in the Discover Complaint. According to that Complaint and emails included with a sworn declaration of Discover's Fund Manager, on August 15, 2015, shortly after making a $10 million investment in the Company, Discover received a request from Kang asking Discover principals to meet in person with a representative of the Company's largest shareholder, NYGG Asia Ltd. At the meeting on August 18, 2015, Wey joined Kang as the NYGG Asia shareholder representative. [10] Wey is also CEO of NYGG, which on its website previously described NYGG Asia as NYGG's market presence in Asia. The website also previously promoted career opportunities at NYGG as including NYGG Asia; the website has since been revised to remove these references.

The evidence shows that not only is Wey's involvement with the Company wide-ranging and pervasive, but also that he and his wife have an extensive relationship with Kang. Kang recently borrowed $100,000 from Michaela Wey to purchase shares of the Company's common stock on the open market at a time when its price had declined. Kang also sent Michaela Wey a draft of a book he was writing for her and Wey to review.

The evidence also demonstrates Wey's connections to legal counsel engaged by the Company. For example, Staff notes that the Company utilized the legal services of William Uchimoto during the application process with Nasdaq. As mentioned above, Uchimoto was named in the SEC's complaint and has been charged with, among other things, assisting Wey in fraudulently obtaining listing for NYGG's clients on Nasdaq. Uchimoto has represented several of Wey's other client companies, including Cleantech, the predecessor entity to the Company, and SmartHeat, Inc. and Deer Consumer Products, Inc. ("Deer"), both of which were formerly listed on Nasdaq and subsequently delisted by Staff for public interest concerns.

---

[10] While contested by Kang, according to affidavits filed in the Discover lawsuit, when Kang introduced Wey to the Discover representatives, Kang stated that "basically I work for him." Furthermore, Wey represented to Discover that he controlled NYGG, and through NYGG he controlled the Company's stock and its operations. Mr. Wey also informed Discover that he and his "friends in China" controlled all the free trading shares in the Company and that there was "no real public float." Wey also took credit for the recent price increases in the Company's common stock, adding that if Discover ever wanted to sell its holdings of the Company's stock, it should sell them directly to Wey or his affiliates, not in the open market. See Discover Complaint at n. 8, supra.

The Company has also utilized the services of the law firm Holland & Knight, which in an email to the Company dated January 27, 2015, stated that it provided discounted fees to the Company "[b]ased on our relationship with Ben [Wey] and his colleagues."

The Company's shareholder lists and recently filed prospectus show the names of William Scholander and Talman Harris – each owners of 87,981 shares of the Company's common stock.[11] In August of 2013, FINRA found that the pair, in their role as registered representatives at a FINRA-member firm, solicited customers to purchase nearly $1 million of stock in Deer without disclosing material conflicts of interest arising from a $350,000 payment Deer had made to them. FINRA barred both Scholander and Harris from associating with any FINRA member firm in any capacity.[12] According to FINRA and SEC documents, Wey and his affiliate Robert Newman were business associates of Scholander and Harris and were involved in arranging the $350,000 payment and helping the stockbrokers set up their own brokerage firm.[13]

As detailed above, Wey's relationship with the Company goes beyond that of an unpaid consultant – he is much more integral to the Company. His role in many facets of the Company's business, as well as his affiliation with the Company's largest shareholder, NYGG Asia Ltd., which owns 45% of the Company's shares, and his relationship with the Company's CEO give rise to significant public interest concerns in light of the serious allegations of securities fraud and market manipulation by the U.S. Attorney's Office's criminal proceeding and in the SEC's civil proceedings.

Shareholders

As described in both the U.S. Attorney's Office's criminal indictment and the SEC's civil complaint, in order to help client companies satisfy Nasdaq's minimum initial listing requirement of 300 round lot shareholders, Wey transferred shares from his accounts, and those of his affiliates, to dozens of friends, employees and business associates, and/or their family members, as gifts or bonuses. In some cases, the share certificates were issued in the names of persons who did not receive them and were not aware that they even owned such shares. By making these transfers in 100 share increments or more, Wey was able to create a shareholder list that appeared, on the surface, to meet Nasdaq's round lot shareholder requirements. As stated in the U.S. Attorney's Office's complaint: "The ruse was in each instance successful. Nasdaq approved the listings of the subject Issuers." The U.S. Attorney's Office also claims that Wey was in "frequent contact about the 300 round-lot shareholder requirement" with attorneys for the Company.

---

[11] Prospectus Supplement No. 1 (to Prospectus Dated September 21, 2015) filed with the SEC on October 16, 2015.
[12] Department of Enforcement v. William Scholander and Talman Harris, Disciplinary Hearing No. 2009019108901 (August 16, 2013).
[13] In the Matter of the Application of William Scholander and Talman Harris For Review of FINRA Disciplinary Action, File No. 3-16360.

The Company's shareholder list also reveals some facts that are troubling to Staff. Of the 192 shareholders on the Company's registered shareholder list dated September 10, 2015, 64 of them received their shares in the Company when it was still Cleantech, and as described below, many of them received shares prior to Cleantech's listing on Nasdaq. This is contrary to the Company's representations to the Court at a hearing in the Discover lawsuit, where the Company's counsel asserted that all shareholders of Cleantech surrendered their shares in the merger with Six Dimensions.[14]

Some of the Company's current shareholders were shareholders in Everton Capital Corporation ("Everton"), a publicly-traded shell company. Everton is the entity that initially reverse-merged with Cleantech, allowing it to become publicly traded in the United States. All 37 of these shareholders have non-US addresses, many of them in Moldova, Ukraine and Romania.

When viewed in light of the U.S. Attorney's Office and SEC charges against Wey, the presence of these shareholders in the Company's records raises questions as to whether they are bona fide shareholders who made an arm's length economic decision to own the Company's (and the predecessor entities') stock.

When the Company listed on Nasdaq at the end of 2014, it had 321 round lot shareholders, just above the minimum requirement of 300 round lot shareholders. If it were determined that even just 22 of the shareholders had received gifted shares, the Company would not have qualified for listing. Staff has serious concerns that, based on the charges levied against Wey by the U.S. Attorney's Office and the SEC, and the evidence collected by them, a scheme for transferring and gifting shares was used in the original listing of Cleantech and that these same shareholders also enabled the Company subsequently to meet the minimum requirement for listing on Nasdaq. This concern is exacerbated by the fact that the Company was represented for matters relating to its listing by Uchimoto, who has been charged by the SEC as participating in this scheme.

Stock Manipulation

The U.S. Attorney's Office's indictment describes a scheme in which Wey manipulated stock prices in the companies in which he and his affiliates owned shares. In one such scheme, Wey caused Scholander and Harris to solicit purchases in the stocks of certain issuers while simultaneously discouraging sell orders in those same stocks. In a similar vein, Wey allegedly instructed Erbek, the Swiss banker, to buy stocks at certain prices, in order to maintain a specific bid price.

The Wey Indictment also describes a scenario in which Wey completed "match trades" by selling 1,000 shares of Cleantech stock from a Singapore brokerage account while simultaneously placing a purchase from a US-based brokerage account for the same number of shares. Both the buy and sale orders took place at a price of $5.10 per share, which was

---

[14] See Transcript of October 5, 2015 Hearing at 31-34.

approximately 70% over the prevailing price at the time. According to the Wey Indictment, Wey touted the 70% increase in an email to prospective investors.

This history of alleged stock manipulation by Wey and others close to the Company is concerning because the stock has experienced a wide range of prices and trading volumes. For example, in the 10 trading day period from June 26 to July 10, 2015, the Company's stock price rose from an intra-day low of $5.80 on June 26th to a closing price of $12.20 on July 10th. The trade volumes on those days ranged from a low of 58,400 shares traded (June 27th) to a high of 1,604,000 (June 26th). Just two trading days later, on July 14, 2015, the Company's stock closed at $5.34. As volumes decreased, the stock steadily dropped to a low of $1.24 on August 24, 2015.[15] Discover alleges that Wey claimed credit for these price moves.

And, as mentioned previously, on December 26, 2014, Wey advised Kang, in an email sent shortly after the Company was listed on Nasdaq that "The stock needs more retail buyers. Tell all of your network this is time to buy SIXD."

In light of the claims Wey allegedly made when visiting Discover – that virtually all free trading shares of the Company's stock were controlled by him and his associates and that the recent increases in the stock price were caused by him – and the odd price and volume swings, along with the charges filed by the U.S. Attorney's Office and SEC against Wey, Staff has serious concerns regarding trading in the Company's common stock.

Public Interest Concerns

Given the serious allegations by multiple regulators against Wey and his affiliates, Wey's history with the Company, and evidence of Wey's influence and involvement in the Company's affairs, Staff believes that continued listing raises significant public interest concerns and is therefore inappropriate. As an additional basis for delisting, Staff is concerned that Wey and his affiliates appear to have engaged in a scheme to engineer the reverse-merger transaction between Cleantech and Six Dimensions and gain listing on Nasdaq through the use of an artificially created shareholder base, much of which is still in place today, and manipulation of the stock price.

Conclusion

Wey has been involved in each iteration of this Company. He and his firm, NYGG, constructed the original reverse merger transaction that first brought Cleantech to the U.S. markets. He was instrumental in the transaction that merged Cleantech and Six Dimensions, creating the Company. And since the creation of the Company, he has had a significant presence in the operations and financing of the Company, as well as an affiliate and representative of its largest

---

[15] Staff notes that Kang purchased shares of the Company's stock during the period from August 19 to 25, 2015, at prices ranging from $1.511 to $2.325.

shareholder. He has been consulted on issues regarding all aspects of the Company's operations. The evidence shows that Benjamin Wey has been inextricably woven into the fabric of the Company.

In approving what is now Rule 5101, the SEC determined that it is appropriate that Nasdaq have broad authority to delist otherwise qualifying securities given the "imprimatur of listing" and because securities listed on Nasdaq qualify for margin loans, and are exempt from state "blue sky" laws and from the SEC Penny Stock Sales Practice and Disclosure Rules.[16] The SEC further determined that this rule "provides investors greater assurance that the risk associated with investing in Nasdaq is market risk rather than the risk that the promoter or other persons exercising substantial influence over the issuer is acting in an illegal manner."[17]

Given the substantial influence Wey has shown over the Company and the seriousness of the criminal and civil charges brought against him, Staff has determined to exercise the discretionary authority granted to it under Listing Rule 5101 and delist the Company's securities from The Nasdaq Stock Market in order to protect prospective investors and the integrity of the market.[18] In addition, Staff believes that the serious questions raised about whether the Company's securities were manipulated to satisfy the initial listing shareholder and price requirements serve as a separate basis to support its delisting.

Accordingly, unless the Company requests an appeal of this determination as described below, trading of the Company's common stock will be suspended from The Nasdaq Capital Market at the opening of business on December 1, 2015, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the "SEC"), which will remove the Company's securities from listing and registration on The Nasdaq Stock Market.

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet.[19] The Company must also submit the announcement to Nasdaq's MarketWatch Department.[20] If the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq's MarketWatch Department at least ten minutes prior its public release.

---

[16] See Order Approving Proposed Rule Change Regarding Criteria for Issuers, Securities Exchange Act Release No. 34,151 (June 3, 1994).

[17] Id.; see also DHB Capital Group, Inc., Securities Exchange Act Release No. 37,069, 52 S.E.C. 740 (Apr. 5, 1996).

[18] Staff notes that the Company has proposed entering into a voting agreement with NYGG Asia but does not believe that is sufficient given the large ownership position NYGG Asia would nonetheless maintain and Wey's influence and involvement with the Company and Kang as described above.

[19] Listing Rule 5810(b).

[20] The notice must be submitted to Nasdaq's MarketWatch Department through the Electronic Disclosure submission system available at www.NASDAQ.net.

If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time.[21]

The Company may appeal Staff's determination to a Hearings Panel (the "Panel"), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company's securities and the filing of the Form 25-NSE pending the Panel's decision. Hearing requests should not contain arguments in support of the Company's position. The Company may request either an oral hearing or a hearing based solely on written submissions. The fee for a hearing is $10,000. Please submit your non-refundable Hearing Request fee in accordance with the instructions provided on the attached "Check Payment Form".[22] The request for a hearing and confirmation of payment should be submitted electronically through our Listing Center[23] and must be received by the Hearings Department no later than 1:00 p.m. Eastern Time on November 27, 2015.

As part of Staff's ongoing review or in response to any submissions the Company has made or will make, Staff may identify additional deficiencies under Nasdaq's rules. The Company will be formally notified of any such additional deficiencies and the basis for them.

Please use the link, "Hearing Requests & Process" on the attached chart for detailed information regarding the hearings process. If you would like additional information regarding the hearings process, please call the Hearings Department at +1 301 978 8203.

Listing Rule 5835 prohibits communications relevant to the merits of a proceeding under the Listing Rule 5800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate. In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department. Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Listing Rule 5835 will be strictly enforced.

If the Company does not appeal Staff's determination to the Panel, the Company's securities may be eligible to continue to be quoted on the OTC Bulletin Board or in the "Pink Sheets." If you have any questions about such quotation please contact FINRA's Compliance Unit at (240) 386-5100.

---

[21] Listing IM-5810-1.

[22] The Form also includes a "link" for payment by wire.

[23] To utilize our electronic form process, please create a user account, if you have not already done so. Once you create a user account, you can begin completing the Hearing Request Form. At any time, you may save your work and complete it at a later time. Upon submission, you will receive a confirmation email. Please note that prior to starting you will need the following company information: current trading symbol, Central Index Key (CIK) code or CUSIP.

David A. Donohoe, Jr.
November 20, 2015
Page 10

If you have any questions, please contact me at (301) 978-5213, or Randy Genau, Director, at (301) 978-8049.

Sincerely,



Alan E. Rowland, CPA
Director
Nasdaq Listing Qualifications

Enclosures

NASDAQ REFERENCE LINKS

Topic	Description
NASDAQ Listing Rules	All initial and continued listing rules
Corporate Governance	Board composition , committee requirements and shareholder approval
Fees	FAQ's Listing Fees
Frequently Asked Questions (FAQ's)	Topics related to initial listing and continued listing
Hearing Requests & Process	Discussion of the Nasdaq Hearings process
Listing of Additional Shares (LAS)	Explanation of Nasdaq's Listing of Additional Shares process
Transfer to the Nasdaq Capital Market	Procedures and application to transfer securities to the Nasdaq Capital Market

Access to all Nasdaq listing information and forms can be accessed at the following:
https://listingcenter.nasdaq.com

Check Payment Form

If paying by check, please complete this form and include it along with your payment. If paying by wire, please click here for instructions.

All checks should be made payable to the NASDAQ Stock Market LLC at the following address:

For payments sent by regular mail:
The NASDAQ Stock Market LLC
c/o Wells Fargo Bank, N.A.
Lockbox 90200
PO Box 8500
Philadelphia, PA 19178-0200

For payments sent by overnight mail:
The NASDAQ Stock Market LLC
c/o Wells Fargo Bank, N.A.
Lockbox 90200
401 Market Street
Philadelphia, PA 19106

COMPANY NAME _____ SYMBOL _____

ADDRESS _____

ADDRESS _____

REMITTER NAME (if different than Company Name) _____

AMOUNT _____ CHECK NO _____

PLEASE INDICATE REASON FOR PAYMENT BY CHECKING ONE OF THE FOLLOWING BOXES:

Compliance Plan Review: There is a $5,000 fee in connection with the review of a compliance plan.

Transfer Application: The fee for companies transferring from the Global or Global Select Market to the Capital Market is $5,000.

New Company Application and Entry: The application fee is $25,000 for the Global or Global Select Market, $5,000 for the Capital Market, and $1,000 for companies applying to list Closed End Funds, Exchange Traded Funds, Index Fund Shares or other structured products. The remainder of the entry fee is due prior to the first day of trading.

Interpretation Request: The fee in connection with such a request is $5,000 for a regular request, where a company generally requires a response within four weeks, and $15,000 for an expedited request, where a company requires a response in more than one week but less than four weeks.

Hearing or Appeal Request: The fee in connection with a hearing or an appeal of a Hearing Panel decision to the NASDAQ Listing and Hearing Review Council is $10,000.

Substitution Listings and Changes in the Company Record: The fee in connection with a change in the company record is $7,500; the fee in connection with a substitution listing is $15,000. These changes are report using the Company Event Form.

SPAC Substitution Listing Fee: There is a $15,000 substitution listing fee in connection with a SPAC that completes a business combination.